SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549





                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
              UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED





                             GE INSTITUTIONAL FUNDS
                            Exact Name of Registrant



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                            NOTIFICATION OF ELECTION

     GE Institutional Funds (the "Trust"), an open-end investment company registered with the Securities and Exchange Commission (the "Commission") under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby notifies the Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record of any series of the Trust (a "Fund"), as provided by Rule 18f-1 under the 1940 Act (the "Rule"), limited in amount with respect to each shareholder of a Fund during any ninety-day period to the lesser of (i) $250,000 or (ii) 1% of the net asset value of the Fund at the beginning of such period. The Trust understands that this election is irrevocable while the Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the 1940 Act, the Trust has caused this Notification of Election to be duly executed on its behalf in the City of Stamford and the State of Connecticut on the 16th day of October, 1997.


                             GE INSTITUTIONAL FUNDS

                             By: /s/ Michael J. Cosgrove
                                 -------------------------------------
                                 Name:     Michael J. Cosgrove
                                 Title:    President




Attest:  /s/ Matthew J. Simpson
         --------------------------
         Name:  Matthew J. Simpson
         Title: Secretary